SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 2)(1)


                           Marlton Technologies, Inc.
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                                (Name of Issuer)


                      Common Stock, no par value per share
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                         (Title of Class of Securities)


                                   571263102
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                                 (CUSIP Number)

                              Avron I. Brog, Esq.
               Robinson Brog Leinwand Greene Genovese & Gluck, PC
                          1345 Avenue of the Americas
                               New York, NY 10105
                                 (212)586-4050
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 20, 2001
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                           13D


       571263102
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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Alan Goldberg
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]


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   3   SEC USE ONLY




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   4   SOURCE OF FUNDS*

       PF
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
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   NUMBER OF      7    SOLE VOTING POWER      704,551
     SHARE
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER   -0-
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER   704,551
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER   -0-

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       704,551

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.3%

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  14   TYPE OF REPORTING PERSON*

       IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT.




         This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended. The undersigned hereby supplements and amends the Schedule 13D, dated April 10, 1992, as amended, (the Statement") as to the following Items:


Item 1. Security and Issuer.

         The Securities to which this statement (the "Schedule 13D") relates are the shares of common stock, no par value ("Shares"), of Marlton Technologies, Inc. (the "Company"), a Pennsylvania corporation. The Company's principal executive office is located at 2828 Charter Road, Philadelphia, Pennsylvania 19154.

Item 2. Identity and Background.

         This Schedule 13D is filed by Mr. Alan Goldberg (the "Reporting Person"). The business address for the Reporting Person is 2828 Charter Road, Philadelphia, Pennsylvania 19154. The Reporting Person is a citizen of the United States. Mr. Goldberg is General Counsel and Corporate Secretary of the Company. The Reporting Person during the last five years has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). The Reporting Person during the last five years was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         The Reporting Party paid $150,000 in cash on November 20, 2001for 300,000 Shares and warrants (the "Warrants") to buy an additional 300,000 Shares for $.50 per Share . None of such amount was borrowed. Prior to this time he had purchased 100,000 Shares with personal funds and had acquired 4,551 Shares through the Company's matching contributions to the Company's 401k plan.


Item 4. Purpose of Transaction.

         On November 20, 2001 Jeffrey Harrow ("Harrow"), Scott Tarte ("Tarte") and the Company consummated the transactions (the "Closing") contemplated by the Subscription Agreement (the "Subscription Agreement") dated as of August 23, 2001 by and among Harrow, Tarte, the Company and Marlton Technologies, Inc., a New Jersey corporation (the "Predecessor Corporation" and together with the Company, the "Corporation"). The Subscription Agreement provided for, among other things, (i) the merger (the "Merger") of the Predecessor Corporation into the Company and (ii) the sale by the Company of 2,000,000 Shares and warrants (the "Warrants") to buy an additional 2,000,000 Shares for $.50 per Share to each of Harrow and Tarte.

         Also on August 23, 2001 the Predecessor Corporation, the Company, the Reporting Person and Robert Ginsburg ("Ginsburg") entered into a subscription agreement (the "Additional Subscription Agreement") which provided for the sale by the Company of (i) 1,000,000 Shares and Warrants to buy an additional 1,000,000 Shares to Ginsburg and (ii) 300,000 Shares and Warrants to buy an additional 300,000 Shares to the Reporting Person.

         Ginsburg and the Reporting Person were parties to existing Stock Option Agreements with the Corporation (the "Option Agreements"), pursuant to which they were granted incentive and non-qualified stock options to purchase Shares at exercise prices of $1.60 to $4.88 per share (the "Option Prices"). The terms of these Option Agreements provide that the Option Prices would be reduced if the Corporation's board approves a transaction in which Shares were subsequently issued to officers or directors of the Corporation at a price lower than the Option Prices. In that event, the Option Prices would be reduced to the purchase price of such newly issued shares. The consummation of the transactions described above would trigger the Option Price adjustment described above. The Corporation determined that a reduction in the exercise price payable under the Option Agreements could result in adverse accounting treatment for the Corporation. Therefore, the Corporation asked Ginsburg and the Reporting Person, and in a letter agreement (the "Letter Agreement") dated as of September 27, 2001 they agreed, to cancel all the existing Option Agreements immediately prior to consummation of the Subscription Agreement. In exchange for the cancellation of the existing Option Agreements, the Corporation agreed to issue new stock options to Ginsburg and the Reporting Person, in each case with respect to the same number of shares and same vesting schedules as were subject to their respective Option Agreements. These new stock options will be issued during the thirty day period commencing at least six months following the cancellation of the Option Agreements, with the precise date of the issuance determined by the Corporation's board. In each case, the exercise price of the new options will be equal to the closing price of the Shares on the new grant date, but in no event less than $0.50. Finally, in each case, the Corporation's obligation to issue the new options is subject to the recipient's continued employment by the Corporation through the date of the new issuance, with certain exceptions for termination as a result of death or disability. As a result of the Letter Agreement, at present neither Ginsburg nor the Reporting Person holds any options to purchase Shares.

         The Stockholders of the Predecessor Corporation approved the Merger and the transactions contemplated by the Subscription Agreement on November 7, 2001, and all of the other conditions having been satisfied or waived, the Closing took place on November 20, 2001.

         Other than described above, the Reporting Person at present has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries,
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) additional changes in the Company's charter, bylaws or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Item 5. Interest in Securities of the Issuer.

(a) As a result of the consummation on November 20, 2001 of the transactions contemplated by the Subscription Agreement the Reporting Person beneficially owns 404,551 Shares and Warrants to purchase an additional 300,000 Shares, all of which are currently exercisable. These Shares and Warrants represent approximately 5.3% of the Shares.

         The Reporting Person is a trustee of the Company's 401k Plan for the benefit of the Company's employees but he disclaims any beneficial ownership as to the 245,560 Shares currently held by such Plan, except those Shares held for his direct benefit as a participant in such Plan.

         As discussed above under Item 4, all of the Reporting Person's Option Agreements were cancelled on November 20, 2001 pursuant to the Letter Agreement and at present the Reporting Person holds no options to purchase Shares.

(b) The Reporting Person may be deemed to possess sole voting power and sole dispositive power with respect to 704,551 Shares consisting of 404,551Shares and Warrants to purchase an additional 300,000 Shares, all of which (except for 104,551 previously acquired Shares) were acquired on November 20, 2001 pursuant to the Additional Subscription Agreement. Except as described in Item 5(a), the Reporting Person does not have shared voting power or shared dispositive power with respect to any Shares.

(c) Except as described above, the Reporting Person has not effected any transactions in the securities of the Company during the past sixty days.

(d) and (e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than as described in Items 4 and 5, the Reporting Person is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or losses or the giving or withholding of proxies.

Item  7. Material to be filed as Exhibits

         Exhibit 1         Additional Subscription Agreement

         Exhibit 2         Letter Agreement


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2001



                                             ALAN GOLDBERG


                                             /s/ Alan Goldberg
                                             -----------------
                                                 Alan Goldberg